UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-37506
CUSIP NUMBER 55352L 101
(Check one):  ☒ Form 10-K   □ Form 20-F □ Form 11-K □ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR
For Period Ended: December 31, 2018
□ Transition Report on 10-K
□ Transition Report on 20-F
□ Transition Report on 11-K
□ Transition Report on 10-Q
□ Transition Report on N-SAR

 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I – REGISTRANT INFORMATION

MSB Financial Corp.

Full Name of Registrant
N/A

Former Name if Applicable
1902 Long Hill Road

Address of Principal Executive Office (Street and Number)
Millington, New Jersey   07946

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
The Registrant is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2018 (the “Form 10-K”). The Registrant expects to file the Form 10-K by the fifteenth calendar day following the prescribed deadline.

During the process of the Company’s first audit of internal control over financial reporting, management identified five material weaknesses.  Based on the substantive procedures completed by management to date, these material weakness have not resulted in any identified material misstatements to the financial statements, and there have been no material changes to previously released financial results.

Management identified the following material weaknesses:
A material weakness in internal controls related to the design, implementation, and effectiveness of certain information technology general controls.  In the fourth quarter of 2018, management identified an issue in internal control related to the design, implementation and effectiveness of certain information technology general controls (“ITGCs”) in the area of user access as some employees had access to systems that, based on their job functions, they should not have.  Management also identified that there was a formal process in place to periodically review user access to the various information technology systems and to document the granting, revoking or modifying user access however additional levels of precision are required to make this an effective process. In addition, management was not formally documenting its review of security logs for financially significant systems.  These deficiencies in aggregate constitute a material weakness. The Company believes that these deficiencies were largely a result of system access that enabled certain employees to serve in multiple capacities to best serve customers.  While no material misstatements to the financial statements have been identified as a result of this material weakness, this material weakness is being addressed as described below.
A material weakness in internal controls over the processing and approving of department level journal entries. In the fourth quarter of 2018, management identified a material weakness in the processing and approving of journal entries to the general ledger and online transaction entries due to improper user provisioning and system design. Specifically, certain employees had authority to post entries to the general ledger and customer accounts without a system in place to review all such entries.  In addition, employees with access to a secondary system used to prepare financial statements and facilitate the Company’s electronic filings with the SEC had the ability to alter data imported to the reporting application from the core system without a system in place to review such changes.  While the Company had in place a system of dual review for financial statements and footnotes, there was not a formal process in place to validate the completed financial statements to the core system rather than the system used to prepare the statements.
A material weakness in internal controls over loan data within the loan accounting system. In the fourth quarter of 2018, management determined that while it had in place controls for a review of loans posted to the loan accounting system by an individual independent of the recording function to ensure the loans exist and are accurately recorded, the controls did not require the post-closing review be to a system-generated loan report to ensure all loans were subject to the control.  With respect to changes made to a loan after it has been closed, management determined that there was not a formal review of the changes.
A material weakness in internal controls over deposit data within the deposit accounting system.  In the fourth quarter of 2018, management determined a material weakness with respect to its internal controls over deposit data within the deposit accounting system.  While the Company had in place a documented checklist of items to be completed when a new account was opened, it did not have in place a system of dual review of such documentation nor did it have a system of dual review of subsequent changes to deposit accounts.

A material weakness in internal controls over the allowance for loan loss calculation. In the third quarter of 2018, the Bank implemented a dual review procedure for the allowance for loan loss calculation.  While these reviews are being performed, the reviewer failed to document that the review had been traced back to the original source documents to ensure proper loan classifications and other factors that could affect the calculation of the allowance for loan losses. In addition, for three quarters in 2018, management had improperly pooled TDR impaired loans for purposes of allowance for loan losses calculation rather than applying an expected cash flow or collateral method which has been determined to not be material to the current and prior year financial results.
As a result of the identification of the material weaknesses, the Company and its auditors are in the process of completing certain additional procedures.  As a result, the audit cannot be completed by the prescribed deadline.

Remediation Efforts
Management, with the oversight of the audit committee, has taken the following steps starting in 2018, and will continue to take steps that management and the audit committee believe will remediate the material weaknesses. As part of these steps:

•	Management reviewed the material weaknesses with our audit committee and the appropriate levels of management.

•
Management enhanced and implemented systemic controls over information technology processing including the periodic, precise review of user access rights and a formalized precise process for granting and revoking user access.

•
Management has added staff and redefined roles to address segregation of duties issues. Specifically an IT Manager joined the firm in March 2019 and duties and abilities within Loan and Deposit Operations were adjusted to account for segregation of duties.  Management requires and documents dual control over journal entries and implements a process to ensure that all transactions are subject to this control.

•
Management implemented a formal review process over loan and deposit data maintenance and requires that such reviews be made utilizing core system generated reports and other core system tools available to the Company, including ensuring all transactions are subject to review.

•	Management will implement a checklist to further support and augment review processes such as the allowance for loan losses and other significant estimates.

Management believes that these changes have and will contribute significantly to the remediation of the material weaknesses in internal control over financial reporting that were in existence as of December 31, 2018. Additional changes may be implemented if determined necessary. The weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management expects the remediation of this material weakness will be completed during 2019.

Forward-Looking Statements
The Company may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the private securities litigation reform act of 1995.
These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: The strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System ("Federal Reserve"), inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); our ability to successfully remediate our material weaknesses in internal control; technological changes, acquisitions; market volatility; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Shriner	(908)	458-4002
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No □
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As publicly disclosed in its press release dated February 5, 2019, the Company had net income of $4.8 million for the year ended December 31, 2018 as compared to $2.7 million for the year ended December 31, 2017, an increase of $2.1 million. The Company does not anticipate that its reported results will be affected by the material weaknesses in internal control described above.

MSB Financial Corp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:  March 15, 2019
By:  /s/ Michael A. Shriner
Michael A.  Shriner
President and Chief Executive Officer